



Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

1st July, 2005.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 30th June 2005, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 1st July 2005, confirming that Lehman Brothers International (Europe) has notified the Company that it has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 28th June 2005, held 24,594,906 shares, being 3.12% of the shares in issue; and,

(b) an announcement dated 1st July 2005, confirming that Deutsche Bank AG London has notified the Company that Deutsche Bank AG and its subsidiaries have increased their holding such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 30th June 2005, held 23,784,425 shares, being 3.012% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/29

1st July, 2005.

Company Announcements Office,
London Stock Exchange.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Lehman Brothers, in a letter dated and received by fax on 30th June 2005, that Lehman Brothers International (Europe) has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 28th June 2005, held 24,594,906 shares, being 3.12% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373



VIA PR NEWSWIRE DISCLOSE

ER 05/30

Company Announcements Office,
London Stock Exchange.

1st July, 2005.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Deutsche Bank AG London, in a letter dated 30th June 2005 and received by fax on 1st July 2005, that Deutsche Bank AG and its subsidiaries have increased their holding such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 30th June 2005, held 23,784,425 shares, being 3.012% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary